08203430



VAALDIAM
MINING INC.

55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario M5J 2H7
Tel: (416) 363-6927
Tel: (416) 350-3779
Fax: (416) 363-2564
www.vaaldiam.com

RECEIVED
2010 APR -6 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE





10015469

SUPPL

PLEASE NOTE THAT TIOMIN RESOURCES INC. HAS CHANGED ITS COMPANY NAME TO VAALDIAM MINING INC. AND WILL RELOCATE TO THE FOLLOWING ADDRESS EFFECTIVE APRIL 6, 2010:

55 UNIVERSITY AVENUE
SUITE 1105
TORONTO, ONTARIO M5J 2H7
CANADA

PHONE NUMBERS:
(416) 363 6927

FAX NUMBER:
(416) 363 2564

e-mail: info@vaaldiam.com
website: www.vaaldiam.com

dly 4/6



News Release (TSX: TIO)

TIOMIN REPORTS 2009 AUDITED FINANCIAL RESULTS

TORONTO - March 23, 2010 - Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) reports that for the year ended December 31, 2009, it incurred a loss of $35,369,000 or $0.07 per share compared to a loss of $10,260,000 or $0.02 for the same period in 2008. Tiomin Kenya Limited ('TKL'), which was written off in 2009, accounted for approximately $30,000,000 of the loss and non-recurring costs associated with a legal settlement accounted for a further approximately $1,300,000.

Subsequent to the year ended December 31, 2009, Tiomin's shareholders voted to acquire Vaaldiam Resources Ltd. ('Vaaldiam') (TSX:VAA). Vaaldiam has diamond projects in Brazil and a strong management team and is expected to be producing diamonds and gold at the Duas Barras property by the third quarter of 2010. The Company's strategy will be focused on generating cash flow and project development in Brazil, an excellent mining country.

Subsequent to the year-end, Tiomin sold its 49% interest in the Pukaqaqa property in Peru to the majority partner Compañia Minera Milpo S.A. ('Milpo') for US$7 million plus potential future payments. These funds plus the year-end cash position of $11.3 million and working capital of $17.7 million leave Tiomin in a strong position to develop Vaaldiam's properties. In addition, Tiomin entered into an agreement, subject to due diligence, to sell its primary titanium asset in Kenya.

Company Highlights

Vaaldiam Resources Ltd.

On March 15, 2010 the Company's shareholders approved with the issuance of shares necessary to complete the acquisition of Vaaldiam. Tiomin will issue approximately 215 million shares and Vaaldiam shareholders will receive 0.8 of a Tiomin (pre-consolidation) common share for each Vaaldiam share owned. Shareholders also approved a change of name from Tiomin to Vaaldiam Mining Inc. ('new Vaaldiam') (TSX: VAA), which is expected to take effect on March 23, 2010 and to consolidate the outstanding shares 10:1 (one new share for every ten shares owned) New Vaaldiam will have approximately 70 million shares outstanding post-consolidation.

Pukaqaqa Project in Peru

On February 19, 2010, the Company entered into an agreement to sell its 49% contributing equity interest in the Pukaqaqa copper-gold project in Peru to Milpo at a price of US$7,000,000 or C$7,316,400. The funds have been received. If the project reaches commercial production, the Company will receive a further US$4 million in the first year of production and an additional US$4 million one year later. In addition Tiomin will receive a 1% NSR on all mineral production from the current property package if the quarterly LME copper price averages US$3/lb or less and a 2% NSR above US$3/lb. The NSR also applies to any properties subsequently acquired by Milpo within 15km of the boundaries of the existing property package.

Investment in Freegold Ventures Limited

On September 8, 2009 the Company announced that it had reached an agreement with Freegold Ventures Limited ('Freegold') (TSX: ITF) to increase its equity interest to 19.99% by converting approximately 66% of the US$2,329,000 bridge loan, including accrued interest and fees, owed by Freegold to Tiomin into 16,714,773 common shares of Freegold. In addition on October 1, 2009, Freegold transferred to Tiomin 1,000,000 of the 5,000,000 common shares of Western Standard Metals Limited ('Western Standard') (TSXV: WSM) Freegold received in exchange for Freegold's Almaden Gold Project in Idaho. On October 1, 2009 the transaction was completed and Tiomin now

owns 17,324,773 common shares of Freegold, and is also owed C$854,973.68 of debt by Freegold, which is repayable over two years at 6% per annum. Subsequent to year end Tiomin's interest has been reduced to approximately 17.1%. At close of business on Monday, March 22, 2010 the common shares of Freegold and Western Standard if sold would realize an additional $1.8 million in cash.

Kwale Project in Kenya

On February 24, 2010 the Company and Base Iron Limited ('BIL') (ASX: BSE) signed a binding Heads of Agreement ('HoA') for a transaction in which BIL acquires the Kwale Mineral Sands Project ('Kwale'), all the intellectual property associated with Tiomin's mineral sands projects in Africa and an option to acquire 100% of TKL. In exchange for these assets, Tiomin receives US$3 million in cash at closing and if the project reaches commercial production a cash royalty of 1.5% of all product revenue (FOB Mombasa) from Kwale paid monthly in arrears. The HoA contains certain Conditions Precedent ('CPs'): BIL must complete satisfactory due diligence, BIL shareholders and the Government of Kenya (GoK) must approve the transaction and BIL must raise minimum capital of A$7 million. If the CPs are not met within 90 days of signing the HoA either party may terminate the transaction.

Results of Operations
(Expressed in thousands of Canadian dollars)

Twelve months ended December 31	2009	2008
Loss before interest and amortization	37,255	10,508
Loss before income tax	35,369	10,260
Loss per share	0.07	0.02
Total assets	22,719	61,268
Working capital	17,736	19,964
Mineral properties	-	9,680
Deferred exploration and development	-	27,046
Assets held for sale	6,679	-
Share Capital:		
Outstanding (000's of shares)	482,264	476,614
Warrants (000's)	103,294	103,385
Options (000's)	42,451	44,764

Cash Flow and Liquidity

At December 31, 2009 the Company had a working capital surplus of $17,736,000, compared to $19,964,000 at December 31, 2008. Tiomin's net cash used for the year ended December 31, 2008 was $18,038,000 and $10,145,000 for the same period in 2008. With the current issues in the financial markets, it is important to note that the Company's treasury investment strategy ensured it was never exposed to asset backed commercial papers or sub-prime mortgages.

During the year ended December 31, 2009 the Company invested $1,424,000 into Kivu Gold Corp. and $2,000,000 during 2008. The Company also completed a $150,000 private placement into Vaaldiam.

During the year ended December 31, 2009, the Company did not issue any shares for cash.

The information above should be reviewed in conjunction with the Company's audited consolidated financial statements, management discussion and analysis, and the annual information form for the year ended December 31, 2009 that will be available shortly on www.sedar.com and www.tiomin.com.

For further information on Tiomin please contact:

Bruce Ramsden E-Mail: bramsden@tiomin.com Phone: 416-350-3779, ext. 232

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, purchase payments, royalty payments, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of metals and minerals, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.